Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Burlington Northern Santa Fe Corporation (“BNSF”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com. In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On November 3, 2009, Warren Buffett, Chairman of the Board of Berkshire Hathaway, participated in a telephone interview on Fox Business. A transcription of the interview follows:

LIZ CLAMAN: Let’s get to the story of the day. Berkshire Hathaway making this huge bet on the railroads, one in particular, acquiring Burlington Northern Santa Fe, in a deal worth about $44 billion. Let’s talk to talk to the man behind the deal. It was all his idea. On the phone, Warren Buffett, Chairman and CEO of Berkshire Hathaway. Hello, Warren, how are you?

WARREN BUFFETT: Hi, Liz.

CLAMAN: What, what’d you do? Just wake up some day and say “I think I’ll spend another $26 billion in cash and stock for a railroad”? How did this come about?

BUFFETT: It came about because our board had a meeting that had been scheduled for a year down in Fort Worth, the reason being that we have three different businesses that we own in Fort Worth and Debbie Bosanek, my assistant, said let’s do the next one in Fort Worth and check out those companies. So we went down there a week ago last Thursday, and I went down a couple of hours earlier- early because there were two people I wanted to see. One was my friend John Roach and the other one was Matt Rose over at BNSF. And while I was over there, we had about ten minutes alone after some vice presidents made a presentation, and I said, “Matt you know if you’re ever looking for a home for the railroad, Berkshire would make a good one.” And he didn’t throw me out of the office, so the next day I made him an offer, and he said he would take it to the directors. And the rest is history.

CLAMAN: Okay, so it’s a ten-minute meeting and then a week. That’s awfully fast, but this is how you operate. You know you had already owned of course about 24 percent of Burlington Northern. What was it that crystallized your belief in that 10 minutes or the vice presidents’ presentation that you ought to buy the whole thing?

BUFFETT: Well it wasn’t- it wasn’t- you know I felt good about it from the time we bought our first stock in 2006, but if, you know, if I hadn’t- if we hadn’t scheduled the meeting down there, it probably wouldn’t have happened, at least it wouldn’t have happened now. But I, you know, I like the business very much. I think the management is the best there is. And like I say, when I didn’t get thrown out of the office, I made it specific. And it was a good offer from their standpoint, and they decided to accept it. And now we’re going to own a railroad. And we never fool around on things, Liz. I mean I tell the lawyers, “Get this thing done,” you know.

CLAMAN: Well, I think Debbie Bosanek, your assistant, who thought it best to make the meeting down there should get the big high five. Not bad at all.

BUFFETT: Well, yeah, you’ll see we didn’t have an investment banker on the deal, but maybe we should’ve put her down.

CLAMAN: She’s smart enough to do it. What is it ,Warren, that you see in the railroad transport area versus the trucking or air cargo?

BUFFETT: Well, the rails move the freight at a much more environmentally friendly way than the truckers do, and they also only use about a third of the fuel. So it’s helping- it helps our trade balance in the long run. You know, it helps in terms of the atmosphere. It is a very, very efficient, effective, environmentally friendly way of moving freight. And, you know, our railway is a huge asset to the country.

CLAMAN: BNI of course hauls about 10 percent of the nation’s electricity-generating coal. Is this, Warren, a bet somehow on coal?

BUFFETT: Well, they haul a lot of coal, and coal from the Powder River Basin in the West is more competitive - it’s lower sulfur coal than in the East. So, it will be around for a long time. But coal, over the long run, coal will diminish in relative importance.

CLAMAN: There’s a growing anti-rail lobby in Washington right now. I know you know because you do your homework on this stuff, with a push by the shippers to re-regulate. The railroad anti-trust enforcement act, if you will. Do you have any friends in Washington who assured you that railroads would not be re-regulated, because I would imagine that if the Obama administration went along with the shippers to re-regulate the rails, that might hurt your investment?

BUFFETT: Well, I would say since the Staggers Act back in 1980, which diminished the regulations substantially, you’ve had enormous progress with the rail system. You’ve decreased prices on inflation-adjusted terms significantly. So I would say that the deregulation that took place starting in 1980 has actually benefitted the shippers enormously. And we’re moving far, far more freight, you know, with using far less fuel very efficiently. My guess is that people will see the rails for what they are, as really, as an outstanding way to be moving freight around the country.

CLAMAN: Cheapest, best way, but then there’s cap and trade, Warren. Some analysts are very skittish about coal and a possible backlash if cap and trade goes through. And you’ve mentioned now, you said we’re going to see a diminishing of coal use, but what do you think cap and trade would do to the business if that actually went through?

BUFFETT: Well, it won’t change the composition of what utilities are doing tomorrow or next week or next year. Utilities over time are going to use less coal and probably more nuclear. And our own utility, for example, uses wind very substantially in Iowa. So over time, coal is going to diminish somewhat. Now, I think that will hit Eastern coal more than Western coal, but that’s a fact of life over a considerable period of time. And that’s true whether there’s cap and trade, or not.

CLAMAN: The way you structured this deal, you’re using some Berkshire stock for this and then $16 billion, I believe, in cash to pull it off. The Berkshire board approved a what? — 50-to-1 split for the Class B shares. Why not all cash, Warren? Are you trying to preserve your cash at this point?

BUFFETT: I like to have a very comfortable level of cash. This is also the minimum amount of stock we can give and still have people be able to elect a tax-free deal that own BNSF stock currently. If we were going to use — I don’t like using stock, I can tell you that. I don’t like issuing Berkshire shares.

CLAMAN: Is this the first time you’ve used stock?

BUFFETT: No. No, we’ve used it before. In fact, if you go back to (INAUDIBLE) deal, that was an all-stock deal. But generally speaking, I’m not enthused about using stock. But using 40 percent and considering the fact we already own some, which we also bought for cash, we’re mostly using cash in this transaction.

CLAMAN: You just mentioned the tax-free aspect. Can you clarify a little bit on that?

BUFFETT: Well, 40 percent of the deal will be stock, and everybody will be able to opt whether they want stock or cash. And if less than 40 percent opt for stock, they get an all-stock allocation. And if more than 40 percent, still, people who opt for stock will get mostly a stock allocation. And to the extent they get stock, it will be a tax-free exchange.

CLAMAN: To acquire a company of this size when transportation demand is down, of course, as you said, is really a bet on the U.S. economy. In fact, in the release you called it an all-out wager on the economic future of the United States. When do you see the total recovery taking hold?

BUFFETT: I don’t know. But it doesn’t really make any difference in terms of this acquisition. If we’re going to hold something for a hundred years, the next week or month or year doesn’t really make any difference. If we hold it a hundred years, I guarantee you there will be some recessionary years in that period. And it really doesn’t make any difference whether it’s the first year or the fifth year or the eighteenth year. We’re in for keeps.

CLAMAN: It’s funny you did this with the rails because just two weeks ago we had Bob Oldstein of the Oldstein Funds on saying the rails are overstating their earnings and underdepreciating their equipment. Do you see it that way? Did you look into that?

BUFFETT: It’s true. I didn’t have to listen to that, but it’s true any company that has long-life assets is replacing assets that they bought many years ago with things that cost more money now. That’s true of our utility business, that’s true of any business. It’s true — if you build a plant that 30 years ago had a 30-year life. When you go to replace that same plant, it’s going to cost you more money. That’s a fact of life in an inflationary economy.

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